1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
William J. Bielefeld william.bielefeld@dechert.com
August 5, 2022	+1 202 261 3386 Direct
+1 202 261 3333 Fax

VIA EDGAR

Mr. Keith O’Connell

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	ARK Venture Fund (the “Fund”)
Registration Statement on Form N-2
File Nos. 333-262496 and 811-23778

Dear Mr. O’Connell:

This letter responds to a comment that you provided to Alexander C. Karampatsos of Dechert LLP during a telephonic discussion on August 3, 2022 with respect to your review of a correspondence filing made on behalf of the Fund on July 26, 2022 (the “July Correspondence”). The Fund has considered your comment and has authorized us to make the response discussed below on its behalf.

On behalf of the Fund, set forth below is the comment of the SEC staff (“Staff”) along with our response to the comment.

Prospectus

Investment Opportunities and Strategies

Comment:      In response to Comment 1 of the July Correspondence, the Fund provided the following representation: “The Fund hereby represents that it will reach out to the Staff prior to expanding its investment parameters pursuant to the referenced disclosure if and when appropriate (e.g., where the Fund is unable to determine whether the relevant guidance covers contemplated investments). If there is clear guidance from the SEC regarding the permissibility of contemplated investments or if the Fund is operating pursuant to a future law passed by Congress or rule adopted by the SEC, the Fund would not expect to reach out to the Staff. The Fund confirms that it will sticker the prospectus if the Fund were to make such a change in its investment parameters.” Please revise the representation by removing the following language: “if and when appropriate (e.g., where the Fund is unable to determine whether the relevant guidance covers contemplated investments).”

Response:      Please see below the updated representation which replaces the above referenced language with “, except as provided in the following sentence.”

“The Fund hereby represents that it will reach out to the Staff prior to expanding its investment parameters pursuant to the referenced disclosure, except as provided in the following sentence. If there is clear guidance from the SEC regarding the permissibility of contemplated investments or if the Fund is operating pursuant to a future law passed by Congress or rule adopted by the SEC, the Fund would not expect to reach out to the Staff. The Fund confirms that it will sticker the prospectus if the Fund were to make such a change in its investment parameters.”

Mr. O’Connell August 5, 2022 Page 2

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld

cc:	Jeffrey A. Foor
Allison M. Fumai, Dechert LLP
Alexander C. Karampatsos, Dechert LLP

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